FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 29, 2015

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

29 September 2015

Details of the Financial Services and Markets Act 2000 Part VII Scheme in respect of IPED securities issued, and IPED deposits accepted, by The Royal Bank of Scotland plc

On 28 September 2015, The Royal Bank of Scotland plc ("RBS plc") published, subject to the disclaimer set out in that announcement, details of those securities issued, and those deposits accepted by RBS plc, which form part of RBS plc's structured retail investor products and equity derivatives ("IPED") business and which are expected to transfer to BNP Paribas S.A., acting through its London branch ("BNP Paribas") or one of its affiliates.

The transfer of those securities and deposits and certain assets and liabilities relating to them would be made pursuant to a banking business transfer scheme under Part VII of the UK Financial Services and Markets Act 2000 (the "Part VII Scheme") (subject to the relevant securities not having been exercised, redeemed or repurchased and cancelled, and the deposits not having been repaid, prior to the implementation of the Part VII Scheme).

RBS plc also announced on 28 September 2015 that it had presented a petition with BNP Paribas to the Court of Session in Scotland (the "Court") on that day for an order under Part VII of the UK Financial Services and Markets Act 2000 to sanction the Part VII Scheme.

RBS plc announces that a preliminary hearing was held at the Court on 29 September 2015.

A hearing for the sanction of the Part VII Scheme is expected to be held on 19 November 2015. Subject to regulatory approval and provided the Court makes an order sanctioning the Part VII Scheme, it is expected that the Part VII Scheme will become effective on 7 December 2015 or such other date as RBS plc and BNP Paribas may agree in writing (the "Effective Date").

Pursuant to the Part VII Scheme, it is expected that: (A) BNP Paribas will become deposit taker in respect of certain IPED structured deposits currently held by RBS plc (the "IPED Deposits"); and (B) BNP Paribas will become the issuer of certain IPED securities issued by RBS plc (the "IPED Securities" and, together with the IPED Deposits, the "IPED Products")). Certain related agreements are also expected to transfer, as described further below.

In recognition of the function of BNP Paribas Arbitrage Issuance B.V. ("BNPP IBV") as an issuance vehicle of BNP Paribas, the role of issuer of the IPED Securities and certain related agreements will be transferred to BNPP IBV from BNP Paribas immediately after the transfer of such securities and agreements to BNP Paribas. BNP Paribas will guarantee all the obligations of BNPP IBV arising in respect of the IPED Securities and such related agreements, as set out in a deed of guarantee (the "Deed of Guarantee").

For any securities in respect of which BNPP IBV is not expected to become the issuer, and for any deposits in respect of which BNP Paribas is not expected to become the deposit taker, pursuant to the Part VII Scheme, RBS plc will remain their issuer and deposit taker.

Any person who considers that they would be adversely affected by the carrying out of the Part VII Scheme may lodge written Answers (formal written objections) with the Court at Parliament House, Parliament Square, Edinburgh EH1 1RQ, United Kingdom, within 42 days of the publication of the last of the notices being published by RBS plc in relation to the Part VII Scheme, which is expected to be on or around 2 October 2015. In accordance with its practice, the Court is also likely to consider any other objections to the Part VII Scheme which are made to it whether in writing or in person at the hearing to sanction the Part VII Scheme.

The Scheme Document

It is expected that, as part of the Part VII Scheme, amendments will be made to the terms and conditions of the securities and deposits in respect of which BNPP IBV and BNP Paribas, respectively, is expected to become the issuer and deposit-taker, as a result of the Part VII Scheme and to certain agreements RBS plc has entered into related to such securities and deposits in order to give effect to the Part VII Scheme and, amongst other matters, to mitigate certain potential adverse effects on holders of securities of, or deposits placed with, RBS plc.

Unless the context requires otherwise, capitalised terms used below are defined in the terms of the Part VII Scheme (the "Scheme Document"). The Scheme Document and a summary of some of the key terms of the Part VII Scheme (the "Scheme Summary"), which are referred to in the notice approved by the UK Prudential Regulation Authority (the "Notice"), are available, free of charge, on request by e-mailing FSMAResponseTeamRBS@rbs.com, contacting your regular contact person for RBS products or writing to Pieter-Reinier Maat, Global Head of IPED Client Management, The Royal Bank of Scotland, 135 Bishopsgate, London, EC2M 3UR, UK. Copies of the Notice, the Scheme Document, the Scheme Summary, the Deed of Guarantee, and a Deed of Irrevocable Offer and certain other undertakings to be given by BNP Paribas and BNPP IBV in connection with the Part VII Scheme are (or will shortly be) also available on our website at http://investors.rbs.com/FSMA-transfer-IPED/. A set of 'frequently asked questions' in relation to the Part VII Scheme is (or will shortly be) also available on the website.

Where it is expected that BNPP IBV will become the issuer and BNP Paribas will become the deposit taker (and except as set out in the section 'Deed of Irrevocable Offer' below), certain amendments to the IPED Products are proposed to be made pursuant to the Part VII Scheme, including the following:

- References to RBS plc: Where the terms and conditions of an IPED Product (or a related agreement listed in the Scheme Document) refer to RBS plc, those references shall be construed as a reference to BNPP IBV or BNP Paribas, as the case may be (see paragraphs 18.7 and 19.3 of the Scheme Document);

- Guarantee events of default: Where the IPED Securities currently contain certain insolvency related events of default in respect of the issuer, those IPED Securities will be amended to include an event of default related to BNP Paribas (see paragraph 18.4 of the Scheme Document);

- Issuer events of default and references to UK insolvency or special measures: Any references in events of default in the terms and conditions of the IPED Securities to issuer insolvency-related events that are specific to UK companies will be amended to refer to insolvency-related events that apply to BNPP IBV (see paragraph 18.3 of the Scheme Document);

- Substitution provisions: Where the terms and conditions of an IPED Security or an IPED Agreement refer to the ability of the issuer to substitute another entity (a "Substitute") for itself as principal obligor under the relevant IPED Security or IPED Agreement, and it is a condition of such substitution that the obligation of the Substitute under the relevant IPED Security or as a party to an IPED Agreement be guaranteed by The Royal Bank of Scotland plc or The Royal Bank of Scotland Group plc, as the case may be (or the terms and conditions make substantially similar provision), such references to the provision of a guarantee by The Royal Bank of Scotland plc or The Royal Bank of Scotland Group plc, as the case may be, shall instead be deemed to refer to the provision of a guarantee by BNP Paribas (or, if BNP Paribas has given a guarantee which would cover the obligations of the Substitute under the relevant IPED Security or IPED Agreement, the continuation of such guarantee) (see paragraph 18.6 of the Scheme Document); and

- Dividend Amounts: Where the terms and conditions of an IPED Security provide for: (i) RBS plc as issuer to pay a "Dividend Amount" to holders of such IPED Security; or (ii) the amount payable on maturity to be adjusted by a "Notional Dividend Amount", and the amount of any such Dividend Amount or Notional Dividend Amount currently falls to be calculated net of withholding tax at the rate provided for in the relevant double tax treaty (or double tax treaties), then the terms and conditions will be amended so that any such Dividend Amount or Notional Dividend Amount will, going forward, continue to be calculated by reference to the same double tax treaty (or double tax treaties) as would have been applicable if the relevant IPED Security had not been transferred pursuant to the Part VII Scheme (see paragraph 18.2 of the Scheme Document).

It is also expected that certain agreements entered into by RBS plc relating to IPED Products issued or accepted by RBS plc (being, in respect of the IPED Securities, certain agency agreements and, in respect of the IPED Deposits, including a structured deposit taker agreement and a fixed term deposit agreement) will transfer to BNPP IBV or BNP Paribas, as the case may be, under the Part VII Scheme when the securities or deposits to which they relate transfer to BNPP IBV or BNP Paribas. Where such agreements relate solely to securities or deposits transferring under the Part VII Scheme but not transferring on the Effective Date, or relate both to securities or deposits transferring under the Part VII Scheme but not transferring on the Effective Date and to securities or deposits which remain with RBS plc, it is expected that they will transfer if and when the related securities or deposits transfer to BNPP IBV or BNP Paribas, as the case may be. Where such agreements relate solely to securities or deposits transferring under the Part VII Scheme on the Effective Date, or relate both to securities or deposits transferring under the Part VII Scheme on the Effective Date, and to securities and deposits transferring under the Part VII Scheme but not transferring on the Effective Date and/or to securities or deposits which remain with RBS plc, such agreements will transfer to BNPP IBV or BNP Paribas, as the case may be, on the Effective Date of the Part VII Scheme. BNPP IBV or BNP Paribas, as the case may be, will have rights and obligations under them to the extent that they relate to securities or deposits which have transferred to it and RBS plc will retain rights and obligations under them to the extent that they relate to securities or deposits which it retains. See paragraphs 9.4 to 9.11 of the Scheme Document.

Certain IPED Products contain provisions that give RBS plc as issuer or deposit taker the right, under certain circumstances, to accelerate, alter or terminate its rights or obligations under such IPED Products. Those circumstances include (i) the issuer or the deposit taker being unable, or otherwise determining that it is or has become not reasonably practicable or it has become undesirable for the issuer or the deposit taker to establish, re-establish, substitute or maintain transactions necessary or desirable to hedge its obligations under such IPED Product; and (ii) it becoming more expensive for the issuer or the deposit taker to establish, re-establish, substitute or maintain such hedging transactions. Where it is expected that BNPP IBV or BNP Paribas, as the case may be, will become the issuer or deposit taker pursuant to the Part VII Scheme, certain restrictions are proposed to be placed on BNPP IBV or BNP Paribas, as the case may be, in relation to such circumstances to seek to ensure that BNPP IBV or BNP Paribas, as the case may be, will not exercise, to the detriment of the beneficial owners of such IPED Products, any such rights that might otherwise have been available to it (to the extent that such rights arise solely as a result of the Part VII Scheme and certain other conditions are satisfied). See paragraph 14 of the Scheme Document.

It is recommended that holders of IPED Securities seek tax advice as to the tax consequences for them in the jurisdiction(s) in which they are subject to tax of any transfer pursuant to the Part VII Scheme of the RBS plc securities that they hold, in light of their own particular circumstances. If such holders reasonably consider that the transfers are likely to result in adverse tax consequences, they may be entitled under the terms of the Part VII Scheme, upon providing appropriate evidence, to request RBS plc or BNPP IBV to purchase their IPED Securities at their mid market value (spread-free), provided such request is made in advance of, or is made within 60 business days after, the Effective Date, and assuming normal market conditions exist. See paragraph 17 of the Scheme Document.

If the rights of an investor in IPED Deposits in relation to deposit guarantee scheme coverage will be adversely affected by the Part VII Scheme, they may be entitled under a withdrawal right undertaking given by BNP Paribas in connection with the Part VII Scheme, upon providing appropriate evidence and subject to normal market conditions, to exercise certain withdrawal rights (calculated on the basis of the mid market value, spread-free), provided that such rights are exercised within 60 business days after the transfer of those IPED Deposits by the Part VII Scheme. Further details are set out in the undertaking to be made by BNP Paribas to the Court, the terms of which are (or will shortly be) available on our website (see above for details).

RBS plc has also made certain undertakings to cover any shortfall in deposit guarantee scheme coverage to investors who are adversely affected by the Part VII Scheme as a result of foreign exchange discrepancies between sterling and euro. See paragraph 16 of the Scheme Document for further details.

The Deed of Irrevocable Offer

Certain of the amendments to the terms and conditions of the IPED Securities and related agreements set out above may not be capable of being made by way of the Part VII Scheme in the case of IPED Securities that are governed by the laws of Germany or the Netherlands. To seek to ensure that holders of such IPED Securities or counterparties to such related agreements do not suffer an adverse effect as a result of the Part VII Scheme, BNP Paribas and BNPP IBV will enter into a 'Deed of Irrevocable Offer', under which BNP Paribas and BNPP IBV give certain undertakings not to exercise rights and undertakings to construe the terms and conditions of such German and Dutch law governed IPED Securities and related agreements in such a way that, subject to the below, replicates the amendments to be made by way of the Part VII Scheme. These undertakings, however, only replicate such amendments to the extent they provide the holders of the relevant IPED Securities with additional rights and/or limit rights of or impose additional obligations on BNP Paribas and BNPP IBV.

For Further Information Contact:

RBS Investor Relations Matthew Richardson Head of Debt Investor Relations Tel: +44 (0) 20 7678 1800	RBS Press Office +44 131 523 4205
Disclaimer
No person should place any reliance on the information referred to in this announcement concerning securities in respect of which BNPP IBV is or is not expected to become the issuer, or deposits in respect of which BNP Paribas is or is not expected to become the deposit taker, or any other details of the Part VII Scheme in connection with making an investment decision or for any other purpose and should be aware that changes to the current proposals (including, without limitation, to the identity of the securities in respect of which BNPP IBV may become the issuer or of the deposits in respect of which BNP Paribas may become the deposit taker, the eventual manner in which BNPP IBV may become the issuer of such securities or in which BNP Paribas may become the deposit-taker, the timing pursuant to which BNPP IBV may become the issuer of such securities or to which BNP Paribas may become the deposit-taker or any other details of the Part VII Scheme as set out above) may be made if required, or if determined by RBS plc or BNP Paribas (in their absolute discretion) to be desirable for commercial or other reasons. Accordingly, nothing in this announcement should be taken as (or is) a representation that BNPP IBV will or will not become the issuer of any of the RBS plc securities or that BNP Paribas will or will not become the taker of any of the RBS plc deposits, whether in the manner described in this announcement, in accordance with the timing set out in this announcement, or at all. Investors should refer to http://investors.rbs.com/FSMA-transfer-IPED/ for information as to the securities in respect of which BNPP IBV is expected to become the issuer or of the deposits in respect of which BNP Paribas is expected to become the deposit taker, as a result of the Part VII Scheme (such information being up-to-date as at the date there indicated). For the avoidance of doubt, this announcement has been prepared and circulated solely for information purposes and does not constitute an offer to any person. If you are in any doubt as to whether there is any tax or other impact on you as a result of the disposal of certain assets and liabilities related to RBS plc's IPED business, as well as associated market-making activities (the "Proposed Transaction") (including the Part VII Scheme), please discuss such matters with your advisers.

Cautionary Statement
Certain statements found in this announcement may constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such "forward-looking statements" reflect management's current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "forecast," "intend," "plan," "project" and similar expressions which indicate future events and trends may identify "forward-looking statements". In particular, this announcement includes forward-looking statements relating, but not limited, to the Proposed Transaction (including the Part VII Scheme). Such statements are based on current plans, estimates and projections and are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those projected or implied in the "forward-looking statements".

Certain "forward-looking statements" are based upon current assumptions of future events which may not prove to be accurate. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this announcement include, but are not limited to: the ability to complete the Part VII Scheme on a timely basis; regulatory or legal changes in the United Kingdom, France, the Netherlands, the United States and any other countries in which The Royal Bank of Scotland group and the BNP Paribas group operate; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; and the success of RBS plc, BNP Paribas or BNPP IBV in managing the risks involved in the foregoing.

Undue reliance should not be placed on "forward-looking statements" as such statements speak only as of the date of this announcement. RBS plc does not undertake to update any forward-looking statement contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this announcement do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 September 2015

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary